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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to SCHEDULE 13D
Under the Securities Exchange Act of 1934
BRAGG GAMING GROUP INC.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

104833306
(CUSIP Number)

Doug Fallon
Bragg Gaming Group Inc.
7160 Rafael Rivera Way, Suite 330
Las Vegas, NV 89113
(702) 481-4307

Copy to:

Richard Raymer
Dorsey & Whitney LLP
161 Bay Street, Suite 5310
Toronto, Ontario M5J 2S1
                     (416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104833306

1	NAMES OF REPORTING PERSONS Doug Fallon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 31,764
	8	SHARED VOTING POWER 1,443,179
	9	SOLE DISPOSITIVE POWER 31,764
	10	SHARED DISPOSITIVE POWER 1,443,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,474,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Crazy Roll, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,393,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,393,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS DR ZAP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Shares, no par value (the “Shares”)
(b)	Name of Issuer:
Bragg Gaming Group Inc. (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
130 King Street West, Suite 1955
Toronto, Ontario M5X 1E3
Canada
Item 2.	Identity and Background
(a)	Name of Reporting Person:
i)	Doug Fallon (“Fallon”)
ii)	Crazy Roll, Inc., a Delaware corporation (“Crazy Roll”). Fallon is the sole owner, officer and director of Crazy Roll.
iii)	DR ZAP Holdings, LLC, a Nevada limited liability company (“DR ZAP”). Fallon is a member and manager of DR ZAP.
Fallon, Crazy Roll and DR ZAP are herein collectively referred to as the “Reporting Persons.”
(b)	Principal Business Address:
The principal business address for the Reporting Persons is c/o Bragg Gaming Group Inc.,
7160 Rafael Rivera Way, Suite 330, Las Vegas, NV 89113.
(c)	Occupation, Employment and Other Information:
Fallon is engaged in the business of technology development and is an officer of the Issuer.
(d)	Criminal convictions:
The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
i)	Fallon - United States

Item 3.	Source and Amount of Funds or Other Consideration:
PF  – Fallon
SC – Fallon and Crazy Roll
WC – DR ZAP
See Item 4.
Item 4.	Purpose of Transaction
On June 2, 2021, the Fallon and the Issuer entered into a Membership Interest Purchase Agreement regarding the acquisition by the Issuer of Wild Streak LLC (“Wild Streak”), a Nevada limited liability company owned and controlled by the Reporting Person.  The acquisition of Wild Streak closed on June 8, 2022 (the “Acquisition”).  In connection with the Acquisition, Fallon and Crazy Roll, a Delaware corporation owned and controlled by the Reporting Person, received common shares of the Issuer over a period of three years.
The Reporting Persons acquired 1,393,279 Shares through Crazy Roll in connection with the Acquisition; 26,764 underlying options were issued to Fallon in connection with his services as an officer of the Issuer (15,610 of which are currently vested); 50,000 shares were purchased by DR ZAP in the ordinary course of business; and 5,000 shares were purchased by Fallon in the ordinary course of business.
Fallon was appointed as Managing Director of Group Content, a senior officer position of the Issuer, as a result of the Acquisition.
The Reporting Persons have no plans or proposals regarding the acquisition or disposition of securities of the Issuer outside of the ordinary course of business that would result in an extraordinary corporate transaction, a sale or transfer of material assets of the Issuer or its subsidiaries, a change in the current board of directors or management of the Issuer, including the number or term of existing directors or to fill any vacancies on the board of directors of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, any changes to the Issuer’s charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person, any action to cause a class of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, any action resulting in eligibility for termination of registration of the Issuer’s securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any other similar action.
THIS AMENDMENT NO. 1 TO SCHEDULE 13D IS BEING FILED BY THE REPORTING PERSONS TO AMEND AND RESTATE THE SCHEDULE 13D FILED BY THE REPORTING PERSONS ON JULY 10, 2024.
Item 5.	Interest in Securities of the Issuer:
(a)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 31,764
(ii)	Shared power to vote or to direct the vote: 1,443,179
(iii)	Sole power to dispose or direct the disposition: 31,764
(iv)	Shared power to dispose or direct the disposition: 1,443,179
(v)	Aggregate amount of shares beneficially owned: 1,474,943
(vi)	Percent of class represented in Item (v) above: 6.15%

(b)
Fallon has sole voting and dispositive control over 5,000 Shares and 26,764 unexercised options (15,610 of which are currently vested).  Fallon and Crazy Roll share voting and dispositive control over the 1,393,179 shares held by Crazy Roll.  Fallon and DR ZAP share voting and dispositive control over the 50,000 shares held by DR ZAP.

(c)	On June 2, 2021, Doug Fallon was appointed as Managing Director of Group Content, a senior officer position of the Issuer.
On August 27, 2021, shares of the Issuer’s common stock began trading on NASDAQ.
On September 11, 2022, the Reporting Person received options exercisable for 26,764 shares of the Issuer’s common stock at C$6.50 per share, 15,610 of which are currently vested.  The options expire on September 11, 2032.
Between April of 2021 and March 31, 2023, the Reporting Person purchased 50,000 Shares through DR ZAP Holdings LLC, a Nevada limited liability company beneficially owned and controlled by the Reporting Person, and 5,000 Shares of the Issuer’s common stock in the Reporting Person’s individual retirement account.
The Shares listed below were issued to Crazy Roll following the June 8, 2021, closing of the Acquisition:
•	685,579 shares on June 8, 2022
•	353,800 shares on June 8, 2023
•	353,800 shares on June 8, 2024
(d) See (c).
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
On June 2, 2021, the Issuer and Fallon entered into a Purchase Agreement for the acquisition of Wild Streak by the Issuer.
On April 24, 2024, the Issuer issued a secured promissory note in the amount US$7,000,000 to DR ZAP and to the T & J Fallon Family Trust, a trust in which the Reporting Person may have a beneficial ownership interest.  The note matures on April 24, 2025, and bears interest at an annual rate of 14%, payable quarterly.
Item 7.	Material to Be Filed as Exhibits:
Exhibit 10.1 Secured Promissory Note dated April 24, 2024
Exhibit 10.2 Membership Interest Purchase Agreement dated June 2, 2021
Exhibit 99.1 Joint Filing Agreement dated July 9, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2024	/s/ Doug Fallon Doug Fallon
Dated: October 24, 2024	DR ZAP Holdings, LLC, a Nevada limited liability company By: /s/ Doug Fallon Doug Fallon, Manager
Dated: October 24_, 2024	Crazy Roll, Inc., a Delaware corporation By: /s/ Doug Fallon Doug Fallon, President

JOINT FILING AGREEMENT

 Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.
IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

July 9, 2024

/s/ Doug Fallon
Doug Fallon

DR ZAP Holdings, LLC, a Nevada limited liability company

By: /s/ Doug Fallon
Doug Fallon, Manager

Crazy Roll, Inc., a Nevada corporation

By: /s/ Doug Fallon
Doug Fallon, President